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                                   EXHIBIT 2


VERITY ADOPTS SHAREHOLDERS' RIGHTS PLAN

SUNNYVALE, CALIFORNIA, SEPTEMBER 18, 1996, -- Verity, Inc. (NASDAQ: VRTY) announced today that its Board of Directors had adopted a Preferred Stock Purchase Rights Plan designed to enable all Verity stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Verity stockholders in the event that an unsolicited attempt is made to acquire Verity. The adoption of the Plan is intended as a means to guard against any potential use of takeover tactics designed to gain control of Verity without paying all stockholders full and fair value. The distribution of the Rights is not in response to any proposal to acquire Verity. The Board is not aware of any such effort.

Under the plan, stockholders will receive one Right to purchase one one-hundredth of a share of a new series of Preferred Stock for each outstanding share of Verity Common Stock held of record at the close of business on October 2, 1996.

The Rights, which will initially trade with the Common Stock, become exercisable to purchase one one-hundredth of a share of the new Preferred Stock, at $60.00 per Right, when someone acquires 15 percent or more of Verity's Common Stock or announces a tender offer which could result in such person owning 15 percent or more of the Common Stock. Each one one-hundredth of a share of the new Preferred Stock has terms designed to make it substantially the economic equivalent of one share of Common Stock. Prior to someone acquiring 15 percent, the Rights can be redeemed for $.001 each by action of the Board. Under certain circumstances, if someone acquires 15 percent or more of the Common Stock, the Rights permit the holders to purchase Verity Common Stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred Stock. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquiror at a 50 percent discount. Rights held by the acquiror will become null and void in both cases. One existing stockholder who owns in excess of 15% of the Company's Common Stock is grandfathered for purposes of the Rights Agreement and will not trigger the Rights Agreement unless on or after the record date, the grandfathered stockholder acquires an additional 1% of the Company's outstanding Common Stock, not to exceed 20% aggregate ownership.

The Rights expire on September 17, 2006. The Rights distribution will not be taxable to stockholders and will be made only to stockholders of record on October 2, 1996.

Verity Inc. was founded in April 1988 and is headquartered in Sunnyvale, Calif. Verity develops and markets software tools and applications for searching, retrieving and filtering information across the Internet, enterprise and CD-ROMs. Verity's products have been licensed to corporations, government agencies, on-line service providers, Internet publishers and developers worldwide. Verity partners include Adobe Systems, AT&T, Dow Jones, Hitachi, Individual Inc., Informix Software, Lotus Development Corp., McKinley,
Netscape Communications, PC DOCS, Quarterdeck, Reuters, SCO, Sybase Inc., WavePhore and many others.

This release contains forward-looking statements relating to the Company and its SEARCH'97 products under development, including the expected features and performance and estimated dates of commercial availability. The successful development and release dates for these products are subject to potential delay and other risks inherent in software development. Also, there is no assurance that the products will achieve market acceptance, due to the rapidly changing market for the Company's products, competition and other factors. These and other risks relating to Verity's business and product development efforts are as set forth in the Company's Form 10-K and filed with the Securities and Exchange Commission.

For more information contact Verity at info@verity.com or at the World Wide Web site http://www.verity.com or by calling 408-541-1500.

Verity and SEARCH'97 are Trademarks of Verity Inc. in the United States and other countries. All other trademarks are the property of their respective holders.